FRONTEER DEVELOPMENT GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Fronteer Development Group Inc. (the “Corporation”) will be held at the Ontario Club, 30 Wellington Street West, 5th Floor, Commerce Court South, Toronto, Ontario on Tuesday, the 7th day of June, 2005, at 4:30 p.m. (Toronto time) for the following purposes:

1.

to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2004, together with the report of the auditors thereon;

2.

to elect directors;

3.

to appoint auditors and to authorize the directors to fix their remuneration;

4.

to consider and if thought fit, approve a resolution authorizing an amendment to the stock option plan of the Corporation providing for the issuance of up to an additional 1,500,000 common shares thereunder; and

5.

to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the annual report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2004, and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting. To be valid, a proxy must reach the office of the Corporation's registrar and transfer agent, Equity Transfer Services, at 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, no later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the Chairman prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in the case of adjournment.

DATED at Vancouver, British Columbia as of the 28th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
“Mark O’Dea”
Mark O'Dea, President and Chief Executive Officer